                                                                   Exhibit 99.10

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
__________________________________________
                                          :
A.D. GELHART & CO., INC.,                 :
ON BEHALF OF ITSELF and ALL OTHERS        :
SIMILARLY SITUATED,                       :
                                          :       Index No. 95/111517
                            Plaintiff,    :
                                          :
                                          :      CLASS ACTION COMPLAINT
                                          :      ----------------------
                                          :
                                          :
                          -against -      :
                                          :
        GROW GROUP, INC., RUSSELL BANKS,  :
       JOSEPH M. QUINN, JOHN F. GLEASON,  :
         PETER L. KEANE, PHILIPPE ERARD,  :
        TOLLY PLESSER, ROBERT J. MILANO,  :
         ARTHUR W. BROSLAT, LLOYD FRANK,  :
           ANGUS N. MACDONALD, WILLIAM    :
        H. TURNER, and HAROLD G. BITTLE,  :
                                          :
                           Defendants.    :
                                          :
__________________________________________


          Plaintiff, individually and on behalf of all others similarly situated, by its undersigned attorneys, for its complaint, alleges based upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation made by and through its attorneys, which investigation included, among other things, a review of public documents, published reports and news articles:
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                                 NATURE OF THE ACTION
                                 --------------------

          1. Plaintiff A.D. Gilhart & Co., Inc. brings this class action on behalf of itself and the public stockholders of Grow Group, Inc. ("Grow Group" or the "Company") against defendants herein for failing to insure that the shareholders of the Company receive maximum value for their shares of the common stock of the Company.

          2. The Company is supporting a tender offer (the "Tender Offer") by GDEN Corporation, a New York corporation and a wholly owned subsidiary of Imperial Chemical Industries PLC, a company organized under the laws of England ("ICI"), to purchase all of the outstanding common stock of the Company, for the grossly inadequate price of $18.10 per share. Moreover, defendants, through the use of a shareholder rights plan or "poison pill" and a lock-up and bust up fee granted to ICI, have effectively impeded competing bids for the Company's shares and removed the possibility of the Company's shareholders receiving the best possible valuation of their shares. Plaintiff seeks to recover damages from the Director Defendants, as defined below, for breach of fiduciary duty to maximize shareholder value in connection with the Tender Offer.

          3. The Company and the Director Defendants owe to the Company's stockholders the highest fiduciary obligations of fidelity, trust, loyalty and due care and to act in furtherance of the best interests of the Company and its stockholders. In an effort to entrench themselves in their positions with the Company, and to earn potential profits of in excess of $6.5 million, by forcing potential acquirors to pay for their cooperation, the Director Defendants are

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using fiduciary positions of control over the Company to aid ICI in their Tender
Offer. The actions taken or intended to be taken by defendants to aid the proposed takeover of the Company constitute self dealing, deception, unfair dealing, overreaching and a breach of their fiduciary duty to maximize shareholder value.

                                  THE PARTIES
                                  -----------
          4. Plaintiff A.D. Gilhart & Co., Inc. owns shares of the Company's common stock and has held such stock up to and including the time of the announced Tender Offer.

          5. Defendant Company is a corporation organized and existing under the laws of the State of New York since 1950, with its principal executive offices located at 200 Park Avenue, New York, New York 10166. The Company and its subsidiaries purport to formulate and produce a complete line of architectural coatings, including paints, and a diverse line of chemical products for the automotive industry and maritime and industrial users.

          6. As of April 29, 1995, the Company had approximately 16,420,411 shares of common stock outstanding, which shares are traded on the New York Stock Exchange.

          7. The below named defendants (the "Director Defendants") constitute the entire Board of Directors of the Company as of September, 1994:

               (a) Defendant Russell Banks, has been President and Chief Executive Officer of the Company since 1962 and a director since 1960. If the Tender Offer is completed, defendant Banks will reap a windfall of $2.1 million pursuant to an employment agreement; $400,000 pursuant to a consulting agreement; $115,000

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          pursuant to a stock option agreement; and up to $620,000 pursuant to a supplemental retirement and death benefit agreement.

               (b) Defendant Philippe Erard, has been a director of the Company since 1992. Defendant Erard is also Chairman of Corimon C.A.S.A.C.A., a Venezuelan industrial corporation ("Corimon") which has agreed to sell its 25% stake of the Company's common stock to ICI for $70.5 million. Defendant Erard is acting in the best interests of Corimon, not the other public shareholders of the Company. If the Tender Offer is completed, defendant Erard will personally reap a $62,900 windfall pursuant to a stock option agreement.

               (c) Defendant Arthur W. Broslat, has been a director of the Company since 1992. Defendant Broslat is also an Executive Vice President and the Chief Financial Officer of Corimon. If the Tender Offer is completed, defendant Broslat will reap a $61,000 windfall pursuant to a stock option agreement.

               (d) Defendant Joseph M. Quinn is an Executive Vice President, Chief Operating Officer and director of the Company. If the Tender Offer is completed, defendant Quinn will reap of windfall of $1.03 million pursuant to the terms of an employment agreement; $350,000 pursuant to a stock option agreement; and up to $377,285 pursuant to a supplemental retirement and death benefit agreement.

               (e) Defendant John F. Gleason, is an Executive Vice President and director of the Company. Defendant Gleason became a director of the Company

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          in 1976.  If the Tender Offer is completed, defendant Gleason will reap a $15,000 windfall pursuant to a stock option agreement; and up to $347,665 pursuant to a supplemental retirement and death benefit agreement.

               (f) Defendant Peter L. Keane has been a director of the Company since 1969. If the Tender Offer is completed, defendant Keane will reap a windfall of $20,000 for 10 years under a director fee continuation plan.

               (g) Defendant Harold G. Bittle, became a director of the Company in 1993. Defendant Bittle also has served as a consultant to Corimon from 1951 to 1989. If the Tender Offer is completed, defendant Bittle will reap a $41,000 windfall pursuant to a stock option agreement.

               (h) Defendant Robert J. Milano, has been a director since 1983. If the Tender Offer is completed, defendant Milano will reap a windfall of $20,000 a year for life under a director fee continuation plan.

               (i) Defendant Tully Plesser became a director of the Company in 1993. If the Tender Offer is completed, defendant Plesser will reap a $41,000 windfall pursuant to a stock option agreement.

               (j) Defendant Lloyd Frank is Secretary and a director the Company. If the Tender Offer is completed, defendant Frank will reap a windfall of $20,000 for 10 years under a fee director fee continuation plan; $72,000 pursuant to a stock

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          option agreement; and up to $248,332 pursuant to a supplemental retirement and death benefit agreement.

               (k) Defendant Angus N. MacDonald has been a director of the Company since 1984. If the Tender Offer is completed, defendant MacDonald will reap a windfall of $20,000 for 10 years under a fee director fee continuation plan.

               (l) Defendant William H. Turner has been a director of the Company since June 1994.

          8. The Director Defendants as a group stand to personally reap a windfall of in excess of $6.5 million if the Tender Offer is consummated.

          9. By reason of their relationships and offices, the Director Defendants are in a fiduciary relationship with the plaintiff and the other public shareholders of the Company and owe to them the highest obligations of good faith, loyalty and fair dealing. They are sued herein because they have breached these fiduciary duties.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          10. Plaintiff brings this action on its own behalf and as a class action pursuant to CPLR (S) 901, seeking declaratory, injunctive and other relief, on behalf of all current common stockholders of the Company (the "Class') (excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with defendants) who are or will be deprived of their equity interest in the Company at an unfair price under the proposed Tender Offer of the Company's public stockholders through the wrongful acts described herein.

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          11.  This action is properly maintainable as a class action pursuant to Rule 901 of the New York Civil Practice Law and Rules for the following reasons:

               a. The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 16,420,411 shares of the Company's common stock outstanding, held by approximately 4,000 shareholders of record and thousands more beneficial owners, all widely dispersed. Furthermore, as the damages suffered by individual Class members may be small, the expense and burden of individual litigation makes it virtually impossible for the Class members on an individual basis to address wrongs done to them.

               b. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members, including whether the defendants have breached their fiduciary duties to plaintiff and the Class by reason of:

                    (1) their efforts to entrench themselves in office and
               prevent the Company's public shareholders from maximizing the value of their holdings;

                    (2) engaging in unlawful plans and schemes to thwart valid offers and proposals to acquire the Company at terms more favorable to the Company's shareholders;

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                    (3) approving and causing the Company to adopt and retain
               various provisions designed solely to discourage competing tender offers, including a poison pill and lockup fee, without regard to the best interests of the Company's shareholders; and

                    (4) damaging shareholders by preventing them from the
               financial benefits of a tender offer for their shares at terms more beneficial than those offered by ICI.

               c. The claims of plaintiff are typical of the claims of the other members of the Class and Plaintiff has no interests that are adverse or antagonistic to the interest of the Class.

               d. Plaintiff is a member of the Class, has sustained and will sustain damages as a result of the misconduct alleged herein, and is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

               e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

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               f. A class action is superior to the other available methods for adjudication of this controversy. There will be no difficulty in the management of this case as a class action.

                               FACTUAL BACKGROUND
                               ------------------

          12. On May 1, 1995, Imperial Chemical Industries announced that it had agreed to buy Grow Group for $290 million; that it had reached an agreement with the Company's biggest shareholder, Corimon, to sell its 25 percent stake for $17.50 per share; and that the Company's directors had agreed to a tender offer for the rest of the Company's shares at $18.10 each.

          13. The Board of Directors of the Company, in the Company's Form 14D-9 filed with the Securities and Exchange Commission on May 4, 1995, stated that they had unanimously determined that the offer and merger are fair and in the best interest of the Company's shareholders, and recommended that the shareholders accept the offer and tender their shares.

          14. The merger agreement calls for ICI to make a cash Tender Offer for all outstanding shares of the Company for $18.10 per share. The Tender Offer will be followed as soon as possible by a second-step cash merger in which each share of the Company's common stock not acquired in the merger would be converted into the right to receive $18.10 in cash.

          15. Corimon, the Company's largest shareholder which is represented by three of its officers on the Company's Board of Directors, has entered into a separate agreement with

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ICI to sell its 25% stake of the outstanding common stock of the Company to ICI for $70.5 million.

          16. On May 4, 1995, it was publicly reported for the first time that the Company had received a credible and serious expression of interest from Sherwin-Williams Company ("Sherwin-Williams") to acquire the Company. It was reported that the Company, on April 28, 1995, received a letter from Sherwin-Williams stating that they were interested in pursuing a transaction to purchase the Company, but that the Company had notified Sherwin-Williams on April 17, 1995 that Sherwin-Williams would be excluded from bidding on the Company.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          17. The Director Defendants, by virtue of the acts and conduct alleged herein, are carrying out a preconceived plan and scheme to entrench themselves in office and to thwart legitimate offers to acquire the Company on terms more beneficial than those offered by ICI and supported by defendants, regardless of the benefit to the Company's public shareholders. In so doing, the Director Defendants are acting in total disregard of their fiduciary duties to Plaintiff and the other members of the Class.

          18. The Director Defendants have entered into the merger agreement without properly exploring other offers and rejecting possible offers out of hand. By failing to properly expose the Company for sale, the Director Defendants remain uninformed of the true value of the

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Company and unaware if another suitor is in a better position to put forth an offer which would serve to maximize shareholder value.

          19. The Director Defendants have acted without regard to their fiduciary duties to the shareholders by rejecting Sherwin-Williams, a serious and reportedly very financially able suitor, without informing themselves about Sherwin-Williams' intentions.

          20. If the poison pill and lockup fee granted to ICI designed to discourage a competing takeover attempt are permitted to survive, the Company's shareholders who wish to avail themselves of bona fide other offers to purchase their shares for fair value would be deprived of the ability to do so.

          21. By adopting and retaining the poison pill and other procedures, the Director Defendants, without shareholder approval, caused a fundamental shift of power from the shareholders to themselves. These actions permit the Company's directors to act as the primary negotiators of -- and, in effect, to preclude -- any and all other offers to acquire the Company that do not provide unfair and unreasonable compensation for the directors or permit them to stay in power over the Company.

          22. By assuming power to consider or reject potential takeovers of the Company, the Director Defendants had also assumed a heightened fiduciary obligation to consider all third-party bids in good faith, without regard to personal interests but with regard only to the interests of the public shareholders, and to negotiate in good faith with bidders on behalf of the public shareholders. Moreover, to fulfill their fiduciary obligations, the Director Defendants

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cannot merely accept a third-party offer that satisfies their interests, but must pursue third party interest in acquiring the Company so as to maximize the value to the shareholders.

          23. In order to entrench themselves in office and to continue receiving their compensation, fees and emoluments of office, the Director Defendants have not acted in good faith toward plaintiff and the Class; have breached and are breaching their fiduciary duties to plaintiff and the Class; and have willfully participated in unfair dealing toward plaintiff and the Class.

          24. As a result of the actions of the Director Defendants, plaintiff and their members of the Class have been and will be damaged in that they are the victims of unfair dealing and are not receiving the fair value of their interests in the Company.

          25. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and succeed in their plan to entrench themselves in their corporate offices, all to the irreparable harm of the plaintiff and the Class.

          26.  The plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff, on behalf of itself and the Class, prays for judgment and relief as follows:

     A. Declaring that this action is properly maintainable as a Class action and certifying the plaintiff as the representative of the Class;

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     B.   Declaring that the Director Defendants have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the Class;

     C. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from enforcing the challenged anti-takeover procedures or otherwise violating their fiduciary duties to plaintiff and the Class;

     D. Requiring defendants to fulfill their fiduciary duties to maximize shareholder values by exploring third party interest and accepting the highest offer obtainable for the public shareholders or by permitting the shareholders to make that decision free from any coercion;

     E. Awarding plaintiff and the Class compensatory damages, together with appropriate prejudgment interest at the maximum rate allowable by law;

     F. Awarding plaintiff and the Class their costs and expenses for the litigation including reasonable attorneys' fees and other disbursements; and

     G. Granting such other and further relief as this Court deems to be just and proper.


Dated:  May 8, 1995


                                       POMERANTZ HAUDEK BLOCK & GROSSMAN
                                       Stephen P. Hoffman
                                       Michael A. Schwartz
                                       100 Park Avenue
                                       New York, New York 10017
                                       212/661-1100

                                       Attorneys for Plaintiff

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